                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                               (AMENDMENT NO. 5)


                                 NEUROCHEM INC.
--------------------------------------------------------------------------------
                               (Name of Company)


                          COMMON SHARES, NO PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   64125K101
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                             Dr. Francesco Bellini
                      Chairman and Chief Executive Officer
                                 Neurochem Inc.
                           275 Armand Frappier Blvd.
                         Laval, Quebec H7V 4A7, Canada
                                 (450) 680-4500
--------------------------------------------------------------------------------
           (Persons Authorized to Receive Notices and Communications)


                                August 20, 2004
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

--------------------------------------------------------------------------------
1   NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    P.P. Luxco Holdings II S.A.R.L.
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    AF
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Luxembourg
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    0
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    11,068,368(1)
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    0
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    11,068,368(1)
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     11,068,368(1)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                          [ ]


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     32.3%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     CO
--------------------------------------------------------------------------------


--------
(1) Includes 4,000,000 common shares which may be purchased pursuant to currently exercisable warrants.

--------------------------------------------------------------------------------
1   NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Picchio Pharma Inc.
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    AF
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Canada
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    0
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    11,068,368(1)
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    0
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    11,068,368(1)
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     11,068,368(1)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                          [ ]


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     32.3%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     HC, CO
--------------------------------------------------------------------------------


--------
(1) Includes 4,000,000 common shares which may be purchased pursuant to currently exercisable warrants.

--------------------------------------------------------------------------------
1   NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    FMRC Family Trust
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    OO
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Alberta
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    0
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    11,068,368(1)
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    0
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    11,068,368(1)
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     11,068,368(1)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                          [ ]


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     32.3%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     OO
--------------------------------------------------------------------------------


--------
(1) Includes 4,000,000 common shares which may be purchased pursuant to currently exercisable warrants.

--------------------------------------------------------------------------------
1   NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    John W. Churchill
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)


--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Canada
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    0
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    11,068,368(1)
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    0
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    11,068,368(1)
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     11,068,368(1)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                          [ ]


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     32.3%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     IN
--------------------------------------------------------------------------------


--------
(1) Includes 4,000,000 common shares which may be purchased pursuant to currently exercisable warrants.

--------------------------------------------------------------------------------
1   NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Vernon H. Strang
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)


--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Canada
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    0
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    11,068,368(1)
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    0
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    11,068,368(1)
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     11,068,368(1)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                          [ ]


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     32.3%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     IN
--------------------------------------------------------------------------------


--------
(1) Includes 4,000,000 common shares which may be purchased pursuant to currently exercisable warrants.

--------------------------------------------------------------------------------
1   NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Power Technology Investment Corporation
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)


--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Canada
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    916,666
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    11,068,368(1)
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    916,666
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    11,068,368(1)
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     11,985,034(1)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                          [ ]


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     35.0%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     HC, CO
--------------------------------------------------------------------------------


--------
(1) Includes 4,000,000 common shares which may be purchased pursuant to currently exercisable warrants.

--------------------------------------------------------------------------------
1   NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Dr. Francesco Bellini
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)


--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Canada
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    285,833*
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    0
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    285,833*
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     285,833
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                          [ ]


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.9%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     IN
--------------------------------------------------------------------------------


--------
* Includes 119,167 common shares issuable under currently exercisable options.

         This Amendment No. 5 amends the Schedule 13D filed on October 3, 2003, as amended, and is filed by (i) P.P. Luxco Holdings II S.A.R.L., (ii) Picchio Pharma, Inc., (iii) FMRC Family Trust, (iv) John W. Churchill, (v) Vernon H. Strang, (vi) Power Technology Investment Corporation and (vii) Dr. Francesco Bellini (the "Statement") relating to the common stock, no par value, of Neurochem Inc., a corporation organized under the Canada Business Corporation Act. Unless otherwise indicated, all capitalized terms used herein shall have the meanings given to them in the Statement, and unless amended hereby, all information previously filed remains in effect.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Item 3 is hereby supplemented by the following:

         The general corporate funds of Luxco are Luxco's source of funds for acquiring on August 20, 2004 an aggregate of 350,000 Neurochem Shares, consisting of 178,700 Neurochem Shares from Viking Global Equities LP and 171,300 Neurochem Shares from VGE III Portfolio Ltd., for a total consideration of U.S. $4,287,500.

 on August 20, 2004.

ITEM 4.  PURPOSE OF TRANSACTION

         Item 4 is hereby supplemented by the following:

         Luxco's purpose in acquiring an additional aggregate 350,000 Neurochem Shares reported in this Amendment No. 5 to the Statement is to increase its equity ownership in the Company.

ITEM 5.  INTEREST IN SECURITIES OF THE COMPANY

         Item 5 is hereby amended as follows:

         The second paragraph of subsection (a) of Item 5 is amended and restated to read in its entirety as follows:

         The Filing Persons beneficially own, as defined in Rule 13d-3 under the Securities Exchange Act of 1934, the number of Neurochem Shares as follows:

         (i) Luxco owns of record 11,068,368 Neurochem Shares (or 32.3% of the outstanding Neurochem Shares), of which 4,000,000 such shares are subject to currently exercisable warrants;

         (ii) Picchio, by virtue of its ownership of all of the issued and outstanding voting equity securities of Luxco, may be deemed to share beneficial ownership of the Neurochem Shares owned by Luxco (or 32.3% of the outstanding Neurochem Shares);

         (iii) FMRC, by virtue of its ownership of 50% of the issued and outstanding voting equity securities of Picchio, may be deemed to share beneficial ownership of the Neurochem Shares owned by Luxco (or 32.3% of the outstanding Neurochem Shares);

         (iv) Power Tech, by virtue of its ownership of 50% of the issued and outstanding voting equity securities of Picchio, may be deemed to share beneficial ownership of the

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE COMPANY

         Item 6 is hereby supplemented by the following:

         Pursuant to oral arrangements, on August 20, 2004, Luxco acquired 178,700 Neurochem Shares from Viking Global Equities LP and 171,300 Neurochem Shares from VGE III Portfolio Ltd. at U.S. $12.25 per Neurochem Share.

Neurochem Shares owned by Luxco. Power Tech also directly owns, beneficially and of record, 916,666 Neurochem Shares. As a result of these holdings, Power Tech beneficially owns 35.0% of the outstanding Neurochem Shares;

         (v) Messrs. Churchill and Strang, solely by virtue of their status as trustees of FMRC, may be deemed to share beneficial ownership of the Neurochem Shares held by Luxco, resulting in each of them beneficially owning 32.3% of the outstanding Neurochem Shares; and

         (vi) Dr. Bellini has sole beneficial ownership of 285,833 Neurochem Shares (or 0.9% of the outstanding Neurochem Shares), of which 119,167 are issuable under options that are currently exercisable or exercisable within 60 days.

         The last three sentences of the fourth paragraph of subsection (a) of
Item 5 are amended and restated to read in their entirety as follows:

         FMRC, Picchio, Luxco, Mr. Churchill and Mr. Strang each disclaims beneficial ownership of the 285,833 Neurochem Shares (of which 119,167 are issuable under options that are currently exercisable or exercisable within 60 days) owned beneficially and of record by Dr. Bellini and the 916,666 Neurochem Shares owned beneficially and of record by Power Tech. Power Tech disclaims beneficial ownership of the 285,833 Neurochem Shares (of which 119,167 are issuable under options that are currently exercisable or exercisable within 60 days) owned beneficially and of record by Dr. Bellini. Dr. Bellini disclaims beneficial ownership of the Neurochem Shares held by the other Filing Persons.

          Subsection (b) of Item 5 is amended and restated to read in its entirety as follows:

          Except as disclosed herein, each Filing Person has the shared power to vote and to dispose of the Neurochem Shares beneficially owned by them (as defined in Rule 13d-3 under the Securities Exchange Act of 1934). Power Tech has the sole voting and dispositive power over the 916,666 Neurochem Shares owned by it. Dr. Bellini has sole voting and dispositive power over 285,833 Neurochem Shares he owns, of which 119,167 are issuable under options that are currently exercisable or exercisable within 60 days. Messrs. Kruyt and Bernbach each has the sole power to vote and to dispose of the Neurochem Shares owned by each of them respectively.

          The last sentence of subsection (c) of Item 5 is amended and restated to read in its entirety as follows:

         (c) Luxco acquired 350,000 Neurochem Shares on August 20, 2004, at a purchase price of US $12.25 per Neurochem Share. No other transactions in the Neurochem Shares have been effected by any of the persons named in Exhibits A, B or C during the past 60 days.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         The following Exhibit is amended and restated in its entirety and attached hereto:

         C.       Directors and Executive Officers of the Filing Persons

                                    SIGNATURE


         After reasonable inquiry and to the best of our knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.

Dated: August 24, 2004


                                        P.P. LUXCO HOLDINGS II S.A.R.L.

                                        By:     /s/ Francesco Bellini
                                                --------------------------
                                        Name:   Dr. Francesco Bellini
                                        Title:  Manager



                                        By:     /s/ Stef  Oostvogels
                                                --------------------------
                                        Name:   Stef Oostvogels
                                        Title:  Manager

                                    SIGNATURE

         After reasonable inquiry and to the best of our knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.

Dated: August 24, 2004


                                        PICCHIO PHARMA INC.

                                        By:     /s/ Francesco Bellini
                                                --------------------------
                                        Name:   Dr. Francesco Bellini
                                        Title:  Chairman and Director

                                    SIGNATURE

         After reasonable inquiry and to the best of our knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.

Dated: August 24, 2004


                                        FMRC FAMILY TRUST

                                        By:     /s/ Vernon H. Strang
                                                --------------------------
                                        Name:   Vernon H. Strang
                                        Title:  Trustee

                                    SIGNATURE

         After reasonable inquiry and to the best of our knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.

Dated: August 24, 2004


                                        /s/ John Churchill
                                        ----------------------------------
                                        JOHN W. CHURCHILL, Trustee

                                    SIGNATURE

         After reasonable inquiry and to the best of our knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.

Dated: August 24, 2004


                                        /s/ Vernon H. Strang
                                        ----------------------------------
                                        VERNON H. STRANG

                                    SIGNATURE

         After reasonable inquiry and to the best of our knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.

Dated: August 24, 2004

                                        /s/ Francesco Bellini
                                        ----------------------------------
                                        DR. FRANCESCO BELLINI

                                    SIGNATURE

         After reasonable inquiry and to the best of our knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.

Dated: August 24, 2004

                                        POWER TECHNOLOGY INVESTMENT CORPORATION



                                        By:     /s/ Leslie Raenden
                                                --------------------------------
                                        Name:   Leslie Raenden
                                        Title:  Executive Vice-President Finance

EXHIBIT INDEX

EXHIBIT  NAME
-------  ----
A.       Directors and Executive Officers of Power Corporation of Canada.**

B.       Persons who may be deemed in control of Power Technology Investment
         Corporation.*

C.       Directors and Executive Officers of the Filing Persons.*****

D.       Subscription Agreement by and among Neurochem Inc., P.P. Luxco Holdings
         II S.A.R.L. and Picchio Pharma Inc., dated July 25, 2002.*

E.       Shareholders Agreement by and among Power Investment Technology
         Corporation, FMRC Family Trust, Picchio Pharmaceuticals Inc. and Dr.
         Francesco Bellini, as amended, dated December 17, 2001.*

F.       Warrant dated July 25, 2002.*

G.       Warrant dated February 18, 2003.*

H.       Joint Filing Agreement.*

I. Memorandum of Agreement between Torquay Consultadoria y Servicios LDA and Power Technology Investment Corporation, dated May 5, 2004, with an effective date of May 6, 2004. **

J.       Waiver to the Shareholders Agreement, as amended, by and among Power
         Tech, Vernon H. Strang, FMRC, Picchio, and Dr. Bellini, effective as of
         April 30, 2004.**

K.       Waiver to the Shareholders Agreement, as amended, by and among Power
         Tech, Vernon H. Strang, FMRC, Picchio, and Dr. Bellini, effective as of
         May 27, 2004 up until August 31, 2004. ***

L.       Memorandum of Agreement, dated as of May 28, 2004, by and between DKR
         Saturn Event Driven Holding Fund Ltd. and Power Tech. ***


--------

*     Previously filed with Schedule 13D on October 3, 2003.

**    Previously filed with Amendment No. 2 to Schedule 13D on May 11, 2004.

***   Previously filed with Amendment No. 3 to Schedule 13D on July 26, 2004.

****  Previously filed with Amendment No. 4 to Schedule 13D on August 2, 2004

***** Filed herewith.

EXHIBIT  NAME
-------  ----
M.       Memorandum of Agreement, dated as of May 28, 2004, by and between DKR
         Saturn Multi-Strategy Holding Fund Ltd. and Power Tech.***

N. Memorandum of Agreement, dated as of July 22, 2004, by and between Viking Global Equities LP and Power Tech.***

O.       Memorandum of Agreement, dated as of July 22, 2004, by and between VGE
         III Portfolio Ltd. and Power Tech.***

P. Credit Agreement, dated by and between Picchio and National Bank of Canada.****

Q.       Pledge Agreement, dated July 30, 2004 by and between Luxco and National
         Bank of Canada.****

R.       Guarantee Agreement, dated July 30, 2004 by and between Luxco and
         National Bank of Canada.****